FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-14464

Azteca Holdings, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V.
(Registrant)

Date: November 3, 2004

	By:	/s/ Luis Ontiveros
	Name:	Luis Ontiveros
	Title:	Attorney-in-fact

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS*

Millions of Mexican pesos of September 30, 2004, purchasing power

	At September 30,
					Millions of U.S. Dollars (**)
	2003		2004		2003		2004
ASSETS
Current assets:
Cash and cash equivalents	Ps	1,344	Ps	1,478	US$	118	US$	130
Pledged securities		162		—		14		—
Accounts receivable		3,285		3,391		288		297
Due from related parties		501		175		44		15
Exhibition rights		560		424		49		37
Inventories		129		83		11		7

Total current assets		5,981		5,551		524		486

Accounts receivable from Unefon. S.A. de C.V. (Unefon)		1,944		1,732		170		152
Advance payments to Pappas Telecasting through Azteca America		1,504		1,470		132		129
Exhibition rights		1,236		890		108		78
Property, machinery and equipment-Net		2,392		2,100		210		184
Television concessions-Net		4,020		3,985		352		349
Investment in Todito.com, S.A. de C.V. (Todito)		251		155		22		14
Other assets		935		1,064		82		93
Investment in Unefon		1,846		790		162		69
Investment in Cosmofrecuencias		380		104		33		9
Goodwill-Net		1,524		1,387		134		122
Deferred income tax asset		278		—		24		—

Total assets	Ps	22,293	Ps	19,227	US$	1,954	US$	1,685

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of senior secured notes	Ps	1,472			US$	129
Current portion of long-term bank loans		24	Ps	71		2	US$	6
Short-term debt		1,190		698		104		61
Interest payable		191		181		17		16
Exhibition rights payable		603		297		53		26
Accounts payable and accrued expenses		1,138		816		100		72
Due to related parties		106		19		9		2

Total current liabilities		4,725		2,083		414		183

Long-term financing liabilities:
Senior secured notes		6,179		6,100		542		535
Bank loans		26		601		2		53

Total long-term financing liabilities		6,205		6,701		544		587

Other long-term liabilities:
Loans from American Tower Corporation (ATC) due in 2019		1,384		1,366		121		120
Advertising advances		2,700		3,118		237		273
Unefon advertising advances		2,202		2,024		193		177
Todito advertising, programming and services advance		399		89		35		8
Exhibition rights payable		137		81		12		7
Deferred income tax payable		—		207		—		18

Total other long-term liabilities		6,822		6,884		598		603

Total liabilities		17,752		15,668		1,556		1,373

Stockholders’ equity:
Capital stock		3,120		3,120		273		273
Premium on the issuance of capital stock		182		182		16		16
Contributions for future capital stock increases		—		17		—		2
Insufficiency in the restatement of capital		(1,382)		(1,399)		(121)		(123)
Accumulated deficit		(293)		(846)		(26)		(74)

Majority stockholders’ equity		1,627		1,075		143		94
Minority stockholders’ equity		2,914		2,484		255		218

Total stockholders’ equity		4,541		3,560		398		312

Total liabilities and stockholders´equity	Ps	22,293	Ps	19,227	US$	1,954	US$	1,685

End of Period Exchange Rate	Ps	11.00	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2004, expressed as of September 30, 2004 purchasing power, translated at the exchange rate of Ps. 11.41 per U.S. dollar.

AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

Millions of Mexican pesos of September 30, 2004, purchasing power

	Nine months ended September 30,
					Millions of U.S. Dollars (**)
	2003		2004		2003		2004
Net revenue	Ps	5,190	Ps	5,818	US$	455	US$	510

Programming, production, exhibition and transmission costs		2,063		2,452		181		215
Sales and administrative expenses		804		832		71		73

Total costs and expenses		2,867		3,283		251		288

Operating profit before depreciation and amortization		2,322		2,535		203		222

Depreciation and amortization		316		351		28		31

Operating profit		2,006		2,184		176		191

Other expense -Net		(250)		(447)		(22)		(39)

Comprehensive financing cost:
Interest expense		(864)		(841)		(76)		(74)
Other financing expense		(118)		(90)		(10)		(8)
Interest income		151		130		13		11
Exchange loss -Net		(290)		(76)		(25)		(7)
Gain on monetary position		45		22		4		2

Net comprehensive financing cost		(1,075)		(855)		(94)		(75)

Income before provision for income tax		681		882		60		77

Provision for income tax		(94)		(169)		(8)		(15)

Net income	Ps	587	Ps	713	US$	51	US$	62

Net income of minority stockholders	Ps	458	Ps	501	US$	40	US$	44

Net income of majority stockholders	Ps	129	Ps	212	US$	11	US$	19

End of Period Exchange Rate	Ps	11.00	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2004, expressed as of September 30, 2004 purchasing power, translated at the exchange rate of Ps. 11.41 per U.S. dollar.

AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

Thousands of Mexican pesos of September 30, 2004 purchasing power

	Third quarter ended September 30,
					Millions of U.S. Dollars (**)
	2003		2004		2003		2004
Net revenue	Ps	1,816	Ps	2,220	US$	159	US$	195

Programming, production, exhibition and transmission costs		742		982		65		86
Sales and administrative expenses		270		287		24		25

Total costs and expenses		1,012		1,269		89		111

Operating profit before depreciation and amortization		804		951		70		83

Depreciation and amortization		108		112		9		10

Operating profit		696		839		61		73

Other expense -Net		(34)		(212)		(3)		(19)

Comprehensive financing cost:
Interest expense		(298)		(268)		(26)		(23)
Other financing expense		(38)		(44)		(3)		(4)
Interest income		66		25		6		2
Exchange (loss) gain -Net		(261)		44		(23)		4
Gain (loss) on monetary position		26		(19)		2		(2)

Net comprehensive financing cost		(504)		(263)		(44)		(23)

Income before provision for income tax		158		364		14		32

Provision for income tax		14		(60)		1		(5)

Net income	Ps	172	Ps	304	US$	15	US$	27

Net income of minority stockholders	Ps	157	Ps	206	US$	14	US$	18

Net income of majority stockholders	Ps	15	Ps	99	US$	1	US$	9

End of Period Exchange Rate	Ps	11.00	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2004, expressed as of September 30, 2004 purchasing power, translated at the exchange rate of Ps. 11.41 per U.S. dollar.